March 19, 2007

Via Edgar

Michael Reedich

United States Securities and Exchange Commission

Division of Corporation Finance

100 First Street, N.E.

Mail Stop 6010

Washington, D.C. 20549

Re:	Pharmacopeia Drug Discovery, Inc.
Registration Statement on Form S-3
File No. 333-140765

Dear Mr. Reedich:

By your letter dated February 21, 2007 (the “Comment Letter”), the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) provided certain comments with respect to the above-referenced registration statement filed by Pharmacopeia Drug Discovery, Inc. (the “Company”).  Today, the Company filed with the Commission Amendment No. 1 to the above-referenced registration statement (“Amendment No. 1”).

I am providing the Company’s response to the Comment Letter in the following numbered paragraphs, which correspond to the numbered paragraphs of the Comment Letter.

1.             Commission Comment:  Please note that any issues that arise during our examination of your pending confidential treatment requests must be satisfied before we will consider a request for acceleration of the effective date of the registration statement.

The Company acknowledges the Staff’s comment.  Earlier today, the Company filed with the Commission its Report on Form 10-K for the year ended December 31, 2006 (the “Form 10-K”).  The Company has requested confidential treatment of certain provisions of Exhibit 10.34 to the Form 10-K (Research and License Agreement, dated December 22, 2006, between the Company and Wyeth).  The Company has filed a request for such confidential treatment and would appreciate the Staff’s prompt review of the request.

2.             Commission Comment:  Please update your financial statements in compliance with Article 3-12 of Regulation S-X.

The Company acknowledges the Staff’s Comment.  Earlier today, the Company filed with the Commission the Form 10-K, which updates the Company’s financial statements in compliance with Article 3-12 of Regulation S-X.  The Company has updated the information set forth in “WHERE YOU CAN FIND MORE INFORMATION” in Amendment No. 1 to reflect today’s filing of the Form 10-K.  In addition, on March 16, 2007, the Company filed with the Commission its preliminary proxy statement.  The Company expects to file its definitive proxy statement prior to April 30, 2007.

3.             Supplementally, please explain to us the calculations and facts supporting your conclusion that you satisfy the $75 million aggregate market value requirement for Form S-3 eligibility contained in General Instruction I.B.1 to that form.

The Company filed with the Commission the above-referenced registration statement on February 16, 2007 (the “Filing Date”).   General Instruction I.B.1 to Form S-3 requires that the aggregate market value of a registrant’s outstanding voting and non-voting common equity held by non-affiliates of the registrant, computed using the price at which the common equity was last sold, must be $75.0 million or more as of a date within 60 days prior to the date of filing (the “S-3 Float Requirement”).  The Company hereby advises the Staff that the Company satisfied the S-3 Float Requirement on each of the trading days in the period beginning on December 19, 2006 and ending on February 16, 2007, which dates are each within 60 days of the Filing Date.  On those dates the Company: (i) had no stockholders who owned more than ten percent (10%) of the Company’s outstanding equity; (ii) had between 21,261,524 and 21,276,051 shares of outstanding voting and non-voting common equity held by non-affiliates; and (iii) had a closing price between $3.73 and $4.82 during such period and therefore, had an aggregate market value of outstanding voting and non-voting common equity held by non-affiliates of more than $75.0 million.

4.             Please incorporate by reference the periodic and current reports required by Item 12(a)(2) of Form S-3.

The Company acknowledges the Staff’s comment.  The Company has updated the information set forth in “WHERE YOU CAN FIND MORE INFORMATION” in Amendment No. 1 to reference the periodic and current reports required by Item 12(a)(2) of Form S-3.

4.             It appears that you may contemplate filing the indenture referenced as Exhibit 4.5.1 after the registration statement is declared effective.  It does not appear that the indenture will be deemed qualified if it is not on file at the time we declare the registration statement effective.  Please advise or revise.

In response to the Staff’s comment, the Company filed the following documents as exhibits to Amendment No. 1: (1) Exhibit 4.5.1 (Form of senior indenture and (2) Exhibit 4.5.2 (Form of subordinated indenture).  In addition, the Company revised certain disclosure in “DESCRIPTION OF DEBT SECURITIES” in Amendment No. 1 to reflect the filed exhibits.

The Company acknowledges that: (i) it is responsible for the adequacy and accuracy of the disclosure in its filings with the Commission; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to an applicable filing; and (iii) it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the United States federal securities laws.

Please refer any questions or comments with respect to this letter to the undersigned at (609) 452-3761.

Very truly yours,

/s/ STEPHEN C. COSTALAS

Stephen C. Costalas
Executive Vice President, General Counsel
and Secretary

cc:	Brian M. Posner, Executive Vice President, Chief Financial Officer
and Treasurer
Ella DeTrizio, Esq., Dechert LLP
Anthony Masherelli, Ernst & Young LLP